EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-126244 and 333-159849 on Form S-8 of DSW Inc. and subsidiaries (“DSW”) of our report dated March 27, 2012 relating to the consolidated financial statements of DSW Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective application of the new accounting guidance on accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), and for noncontrolling interests in consolidated financial statements, which became effective February 1, 2009, and our report dated March 27, 2012 relating to the effectiveness of DSW's internal control over financial reporting, appearing in the Annual Report on Form 10-K of DSW Inc. for the year ended January 28, 2012.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
March 27, 2012